Exhibit 21
SUBSIDIARIES OF ADTRAN, INC.
December 31, 2010

Name of Subsidiary	Country or State of Incorporation

ADTRAN Networks, Pty. Ltd.	Australia
ADTRAN International, Inc.	Delaware
ADTRAN Networks Hong Kong Limited	Hong Kong
ADTRAN Europe Limited	United Kingdom
ADTRAN Canada, Inc.	Canada
ADTRAN Networks Canada, Inc.	Canada
ADTRAN Networks S.A. de C.V.	Mexico
ADTRAN Singapore Pte. Ltd.	Singapore